Eastside Distilling, Inc. 8911 NE Marx Drive, Suite 2A Portland, Oregon 97220

December 1, 2021

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention:	Gregory Herbers

Re:	Eastside Distilling, Inc.

Registration Statement on Form S-3

Filed November 24, 2021

File No. 333-261327

Acceleration Request

Requested Date:	December 6, 2021
Requested Time:	12:00 PM Eastern Time

Mr. Herbers:

The undersigned, Eastside Distilling, Inc., respectfully requests that the effective date of its Registration Statement on Form S-3, as above-captioned, be accelerated, and that such Registration Statement be permitted to become effective at 12:00 P.M. Eastern Time on December 6, 2021 or as soon thereafter as possible.

Eastside Distilling, Inc. hereby authorizes Robert Brantl, counsel for Eastside Distilling, Inc., to orally modify or withdraw this request for acceleration.

Respectfully submitted

/s/ Geoffrey Gwin
Geoffrey Gwin
Chief Financial Officer